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                                                               File No. 70-10059

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           CERTIFICATE OF NOTIFICATION
                                    (RULE 24)

                       APPLICATION/DECLARATION ON FORM U-1
                               OF XCEL ENERGY INC.
                        AND NRG ACQUISITION COMPANY, LLC
                               (File No. 70-10059)


         The undersigned, Xcel Energy Inc. ("Xcel Energy"), hereby certifies pursuant to Rule 24 of the General Rules and Regulations under the Public Utility Holding Act of 1935, as amended, that the transactions authorized by the Commission's Order dated May 30, 2002 (the "Order"), have been carried out in accordance with the terms and conditions of, and for the purposes represented by, the Application/Declaration, as amended, in SEC File No. 70-10059 as follows:

         At midnight, Eastern Daylight Time, on May 31, 2002, the offer made by Xcel Energy and its wholly-owned subsidiary, NRG Acquisition Company, LLC ("Acquisition Company"), to exchange 0.50 share of Xcel Energy common stock, and cash in lieu of fractional shares, for each share of common stock, par value $.01 (the "Common Stock") of NRG Energy, Inc. ("NRG"), expired by its terms. Accordingly, on June 1, 2002, Acquisition Company purchased a total of 42,990,796 shares of NRG Common Stock, which had been tendered pursuant to the exchange offer, representing approximately 83% of NRG's outstanding Common Stock. Acquisition Company also received 147,604,469 shares of NRG Common Stock from its parent company, Xcel Energy Wholesale Group, Inc. As a result, Acquisition Company owned more than 90% of the outstanding Common Stock of NRG.

         Thereafter, effective June 3, 2002, Acquisition Company merged with and into NRG and NRG thereby became a wholly-owned subsidiary of Xcel Energy pursuant to the Certificate of Ownership and Merger filed with the Secretary of State of the State of Delaware (the "Merger Certificate"). Pursuant to the Merger Certificate, each share of Common Stock not tendered in the exchange offer and held of record by shareholders other than Acquisition Company or any shareholder who properly perfects appraisal rights under Delaware law was converted into the right to receive 0.50 share of Xcel Energy common stock, and cash in lieu of fractional shares.

         In connection with the exchange offer and the merger, Xcel Energy will issue approximately 25,764,852 shares of its common stock (assuming all shares of Common Stock not tendered in the exchange offer are surrendered for shares of Xcel Energy Common Stock and no NRG shareholders perfect appraisal rights under Delaware law). The remaining shares of Xcel Energy common stock authorized for issuance by the Order will be issued by Xcel Energy, to the extent necessary, upon exercise of stock options previously issued by NRG or upon


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conversion of corporate units previously issued by NRG. Upon completion of the exchange offer and the merger, these stock options and corporate units previously issued by NRG became exercisable or convertible in accordance with their terms or into shares of Xcel Energy common stock.

Exhibits

F-2      Past Tense Opinion of Counsel




         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Statement to be signed on their behalf by the undersigned thereunto duly authorized.


Date: June 7, 2002                      XCEL ENERGY, INC.
                                        NRG ACQUISITION COMPANY, LLC


                                        By: /s/ Paul E. Pender
                                           -------------------------------------
                                           Paul E. Pender
                                           Vice President and Treasurer